SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 24th, 2015

DATE, TIME AND PLACE: September 24th, 2015, at 17h30m, exceptionally held at the Copacabana Palace Hotel, located at Av. Atlântica, nº 1702, Copacabana, in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the submission of projects related to REPNBL program (Special Taxation Regime of the Broadband National Program).

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

Initially, Mr. Daniel Hermeto presented the general conditions and requirements to have access to the Regime Especial de Tributação do Programa Nacional de Banda Larga para Implantação de Redes de Telecomunicações - REPNBL (Special Taxation Regime of the Broadband National Program – REPNBL) (ruled by Law nº 12.715, of September 17th, 2012, e regulated by Decree nº 7.921, of February 15th, 2013). The initiative provides relief of taxes and federal contributions regarding the construction of telecommunication networks to support broadband, such as Industrialized Products Tax (IPI), Social Integration Program (PIS), Civil Service Asset Formation Program (PASEP) e Contribution to Social Security Financing (Cofins). For this purpose, the companies interested in having access to the tax incentives of the REPNBL must submit their projects to the Ministry of Communication and, once the approval is granted, the companies must request the permission to have access to the REPNBL before the Brazilian Federal Revenue Office. The projects prepared by TIM Celular S.A. (“TCEL”), a wholly owned subsidiary of TIM Participações S.A., which investments were previously approved by this Board and that may benefit from the REPNBL.

Based on the clarifications provided and on the material presented, the Members of the Board authorized the submission by TCEL of the projects under the REPNBL, authorizing the members of the Board of Officers, Messrs. Rodrigo Modesto de Abreu and Daniel Junqueira Pinto Hermeto, to take all measures, to execute any and all documents or requirements, regardless of its value, and to adopt, in short, all the necessary and required measures for the implementation of this resolution.

CLARIFICATIONS: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members, Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 24th, 2015.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 24, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.